Securities and Exchange Commission

Washington, D.C. 20549

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

(Amendment No. ___)*

KLONDIKE STAR MINERAL CORPORATION

(Name of Subject Company (issuer))

KLONDIKE GOLD CORP.

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock

(Title of Class of Securities)

____________________

(CUSIP Number of Class of Securities)

Parsons/Burnett/Bjordahl/Hume, LLP
James B. Parsons
1850 Skyline Tower
10900 NE 4th Street
Bellevue, WA 98004
(425) 451-8036

Douglas E. Eacrett
203 – 409 Granville St.
Vancouver, B.C.
Canada V6C 1T2

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee
$2,576,708.80	$295.29

*Based on an estimated 16,623,928 shares issuable under the exchange offer, valued at $0.155 per share, the average of the high and low offering price of Klondike Gold Corp. common stock as quoted on the TSX Venture Exchange as of April 24, 2012.

[  ] Check the box if any part of the fee is offset as provided by Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:____________________
Form or Registration No.:____________________
Filing Party:____________________
Date Filed:____________________

[  ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d–1.

[  ] issuer tender offer subject to Rule 13e–4.

[  ] going-private transaction subject to Rule 13e–3.

[  ] amendment to Schedule 13D under Rule 13d–2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [  ]

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

[  ] Rule 13e–4(i) (Cross-Border Issuer Tender Offer)

[X] Rule 14d–1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is being filed by Klondike Gold Corp. (“Klondike Gold”), a British Columbia, Canada, corporation.  This Schedule TO relates to the third party tender offer by Klondike Gold to exchange each of the issued and outstanding shares of common stock, par value $0.0001 per share (the “Klondike Star common stock”), of Klondike Star Mineral Corporation (“Klondike Star”), a Delaware corporation, for .25 shares of the common stock, without par value, of Klondike Gold (the “Klondike Gold common stock”), upon the terms and conditions set forth in (1) the offer to exchange, dated April 27, 2012, (the “Offer to Exchange”), which is set forth as Exhibit (a)(1)(i) hereto and (2) the related Letter of Transmittal, which is set forth as Exhibit (a)(1)(ii) hereto (the offer reflected by such terms and conditions, as they may be amended or supplemented from time to time, constitutes the “Offer”).

All information contained in the Offer to Exchange and the Letter of Transmittal, and any prospectus supplement or other supplement thereto releated to the Offer, is hereby expressly incorporated herein by reference in response to all items in this Schedule TO and as more precisely set forth below.

Item 1. Summary Term Sheet

The information set forth in the Offer to Exchange under the caption “Summary of the Offer” is incorporated herein by reference.

Item 2. Subject Company Information

(a)

Name and Address.  As described in the Offer to Exchange, the subject company and the issuer of the securities subject to the Offer is Klondike Star Mineral Corporation, a Delaware corporation.  The information set forth in the Offer to Exchange under the caption “The Companies – Klondike Star” is incorporated herein by reference.

(b)

Securities.  Based upon information contained in Klondike Star’s corporate records as of March 1, 2012, there are 66,495,711, shares of Klondike Star common stock outstanding as of February 21, 2012.

(c)

Trading Market and Price.  The information set forth in the Offer to Exchange under the caption “Comparative Market Price and Dividend Information” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person

(a)

Name and Address.  Klondike Gold Corp., a British Columbia, Canada corporation, is the filing person.  The information set forth in the Offer to Exchange under the caption “The Companies – Klondike Gold” and in Schedule I to the Offer to Exchange entitled “Directors and Executive Officers of Klondike Gold” is incorporated herein by reference.

(b)

Business and Background of Entities.  The information set forth in the Offer to Exchange under the captions “The Companies – Klondike Gold” and “The Exchange Offer – Certain Relationships with Klondike Star and Interests of Klondike Gold and Klondike Gold’s Executive Officers and Directors in the Offer” is incorporated herein by reference.

(c)

Business and Background of Natural Persons.  The information set forth in the Offer to Exchange under the caption “The Exchange Offer – Certain Relationships with Klondike Star and Interests of Klondike Gold and Klondike Gold’s Executive Officers and Directors in the Offer” and in Schedule I to the Offer to Exchange entitled “Directors and Executive Officers of Klondike Gold” is incorporated herein by reference.

Item 4. Terms of the Transaction

(a)(1)(i)-(viii) and (x)-(xii) Material Terms.  The information set forth in the Offer to Exchange under the captions “Summary of the Offer,” “The Exchange Offer,” “Compensation of Shareholders’ Rights” and “Description of Klondike Gold Capital Stock” is incorporated herein by reference.

(a)(1)(ix) Not applicable.

(a)(2) Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

(a)

Transactions.  The information set forth in the Offer to Exchange under the caption “The Exchange Offer – Certain Relationships with Klondike Star and Interests of Klondike Gold and Klondike Gold’s Executive Officers and Directors in the Offer” is incorporated herein by reference.

(b)

Significant Corporate Events.  The information set forth in the Offer to Exchange under the captions “Background and Reasons for the Offer” and “The Exchange Offer – Certain Relationships with Klondike Star and Interests of Klondike Gold and Klondike Gold’s Executive Officers and Directors in the Offer” is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals

(a)

Purposes.  The information set forth in the Offer to Exchange under the captions “Background and Reasons for the Offer,” “The Exchange Offer – Ownership of Klondike Gold after the Offer” and “The Exchange Offer – Purpose and Structure of the Offer” is incorporated herein by reference.

(b)

Plans.  The information set forth in the Offer to Exchange under the captions “Background and Reasons for the Offer,” “The Exchange Offer – Ownership of Klondike Gold after the Offer,” “The Exchange Offer – Purpose and Structure of the Offer,” “The Exchange Offer – Plans for Klondike Star,” “The Exchange Offer – Financing the Offer, Source and Amount of Funds” and “The Exchange Offer – Effect of the Offer on the Market for Shares of Klondike Star Common Stock” is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration

(a), (b) and (d) Source of Funds; Conditions; Borrowed Funds.  The information set forth in the Offer to Exchange under the caption “The Exchange Offer – Financing of the Offer, Source and Amount of Funds” and “The Exchange Offer – Conditions of the Offer” is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company

(a) and (b) Securities Ownership, Securities Transactions.  The information set forth in the Offer to Exchange under the caption “The Exchange Offer – Certain Relationships with Klondike Star and Interests of Klondike Gold and Klondike Gold’s Executive Officers and Directors in the Offer” is incorporated herein by reference.

Item 9. Additional Information.

(a)(1) Except to the extent already disclosed in this Schedule TO or as described in the Offer to Exchange, neither Klondike Gold nor, to the best of Klondike Gold’s knowledge, any of Klondike Gold’s directors, executive officers, or other affiliates is a party to any present or proposed material agreement, arrangement, understanding or relationship with Klondike Star or any of Klondike Star’s executive officers, directors or affiliates that would require disclosure uner Item 1011(a)(1) of Regulation M-A.

(a)(2) The information set forth in the Offer to Exchange under the captions  “The Exchange Offer – Conditions of the Offer” and “The Exchange Offer – Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(a)(4) The information set forth in the Offer to Exchange under the caption “The Exchange Offer – Effect of the Offer on the Market for Shares of Klondike Common Stock” is incorporated herein by reference.

 (b) To the extent not already incorporated into this Schedule TO, the information set forth in the Offer to Exchange and in the related Letter of Transmittal is incorporated herein by reference.

Item 10. Exhibits

The following exhibits, as required by Item 1016 of Regulation M-A, are attached hereto.

(a)(1)(i)

Offer to Exchange, dated April 27, 2012

(a)(1)(ii)

Form of Letter of Transmittal

(a)(1)(iii)

Form of Notice of Guaranteed delivery form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

 (a)(1)(iv)

Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)

Not applicable

(a)(1)(v)

Not applicable

(a)(1)(vi)

Accredited Investor Questionnaire

(b)

Not applicable

(d)

Not applicable

(g)

Not applicable

(h)

Not applicable

Item 13. Information Required by Schedule 13E–3

Not applicable

Signature. After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KLONDIKE GOLD CORP.

/s/ John Mark Campbell ________________

Name:  ___John-Mark Campbell

Title:    ___Secretary_______

_

Instruction to Signature: The statement must be signed by the filing person or that person's authorized representative. If the statement is signed on behalf of a person by an authorized representative (other than an executive officer of a corporation or general partner of a partnership), evidence of the representative's authority to sign on behalf of the person must be filed with the statement. The name and any title of each person who signs the statement must be typed or printed beneath the signature. See §§240.12b–11 and 240.14d–1(h) with respect to signature requirements.